UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation
(Name of Issuer)

Common Share without par value
(Title of Class of Securities)

120831 10 2
(CUSIP Number)

Chan Yiu Lun, Alan
c/o 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Christopher Doerksen
Dorsey & Whitney LLP

701 5th Avenue, Suite 6100

Seattle, WA 98104-7043

P: (206) 903-8856

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

Cusip Number 120831 10 2	Page 2 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Large Scale Investments Limited I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 17,584,458 common shares

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 17,584,458 common shares

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,584,458 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 16.2%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 3 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Firewood Elite Limited I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 22,866,574 common shares

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 22,866,574 common shares

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,866,574 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 21.0%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 4 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Big Name Group Limited I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 22,866,574 common shares

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 22,866,574 common shares

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,866,574 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 21.0%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 5 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Chan Yiu Lun, Alan I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: Hong Kong

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 22,866,574 common shares

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 22,866,574 common shares

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,092,418 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

(11)	Percent of Class Represented by Amount in Row (9): 21.2%

(12)	Type of Reporting Person: IN

Cusip Number 120831 10 2	Page 6 of 10

Item 1(a).	Name of Issuer: Burcon NutraScience Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

This statement relates to the common shares without par value (the “Shares”) of Burcon NutraScience Corporation (the “Issuer”). The principal executive office of the Issuer is located at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2.

Item 2(a).

Name of Persons Filing:

This statement is filed by:

(i) Large Scale Investments Limited (“Large Scale”), a British Virgin Islands company;

(ii) Firewood Elite Limited (“Firewood”), a British Virgin Islands company;

(iii) Big Name Group Limited (“Big Name”), a British Virgin Islands company; and
(iv) Mr. Chan Yiu Lun, Alan (“Mr. Chan”), a citizen of Hong Kong.

Large Scale, Firewood, Big Name and Mr. Chan are referred to herein collectively as the “Reporting Persons”, and individually as a “Reporting Person”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

(i) Large Scale - Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(ii) Firewood - Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(iii) Big Name - Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands; and

(iii) Mr. Chan - c/o 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Item 2(c).	Citizenship:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	Title of Class of Securities: Common Share without par value

Item 2(e).	CUSIP Number: 120831 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 5 of this Schedule, which Items are incorporated by reference herein.

Large Scale owns 17,584,458 Shares (“LS Shares”) of the Issuer, representing approximately 16.2% of the issued and outstanding Shares of the Issuer; and Great Intelligence Limited (“Great Intelligence”), a British Virgin Islands company owns 5,282,116 Shares (“GI Shares”) of the Issuer, representing approximately 4.9% of the issued and outstanding Shares of the Issuer.

Cusip Number 120831 10 2	Page 7 of 10

The securities reported on this Schedule as beneficially owned by Firewood and Big Name are held by Large Scale and Great Intelligence. Firewood, which owns all of the voting interest in Large Scale and Great Intelligence, and Big Name, which is the sole director of Firewood, may each be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to have voting and dispositive power in respect of the LS Shares and the GI Shares. The filing of this statement should not be construed as an admission that either Firewood or Big Name is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement.

The securities reported on this Schedule as beneficially owned by Mr. Chan comprise (i) the LS Shares and the GI Shares; and (ii) 225,844 share options (“Chan Option Shares”) which are exercisable by Mr. Chan to subscribe for 225,844 Shares at the exercise prices ranging from CAD 0.23 to CAD 4.16 per Share. Mr. Chan, who owns all the voting interest in Firewood which in turn owns all of the voting interest in Large Scale and Great Intelligence, may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to share voting and dispositive power in respect of the LS Shares and the GI Shares. Mr. Chan also owns all the voting interest in Big Name. The filing of this statement should not be construed as an admission that Mr. Chan is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares covered by this statement.

In addition, for the purposes of calculating the percentage of beneficial ownership by Mr. Chan of the Shares only, the issued and outstanding Shares of the Issuer are deemed to include Chan Option Shares.

The calculation of percentage beneficial ownership set out above was derived from the Form 6-K filed with the Commission on November 15, 2021, in which the Issuer reported 108,657,244 outstanding Shares as of November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Cusip Number 120831 10 2	Page 8 of 10

Exhibit 1	Joint Filing Statement among Large Scale, Firewood, Big Name and Mr. Chan

Cusip Number 120831 10 2	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

LARGE SCALE INVESTMENTS LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	Director

FIREWOOD ELITE LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	The director of Big Name Group Limited which is in turn the sole director of Firewood Elite Limited

BIG NAME GROUP LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	Director

CHAN YIU LAN, ALAN Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan

Cusip Number 120831 10 2	Page 10 of 10

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares without par value of Burcon NutraScience Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

LARGE SCALE INVESTMENTS LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	Director

FIREWOOD ELITE LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	The director of Big Name Group Limited which is in turn the sole director of Firewood Elite Limited

BIG NAME GROUP LIMITED Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan
Title:	Director

CHAN YIU LAN, ALAN Date: January 21, 2022

Signature:	/s/ Chan Yiu Lun, Alan
Name:	Chan Yiu Lun, Alan